UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

     SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2) _______________ ELKCORP (Name of Subject Company) ELKCORP (Name of Person Filing Statement) _______________

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

287456107 (CUSIP Number of Class of Securities)

David G. Sisler
Senior Vice President, General Counsel and Secretary
ElkCorp
14911 Quorum Drive, Suite 600
Dallas, Texas 75254
(972) 851-0500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

WITH COPIES TO: Mark Gordon, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The purpose of this Amendment No. 2 is to amend and supplement Item 4 and Item 9 in the Solicitation/Recommendation Statement (the “Statement”) on Schedule 14D-9 previously filed by ElkCorp, a Delaware corporation, on February 1, 2007, as amended on February 5, 2007, in respect of the tender offer commenced on January 18, 2007, by an affiliate of Building Materials Corporation of America, and to add additional exhibits and to revise the Exhibit Index accordingly.

Item 4.	The Solicitation or Recommendation.

Item 4 is hereby amended by adding the following as a new paragraph:

On February 9, 2007, ElkCorp and Building Materials Corporation of America (BMCA) issued a joint press release announcing, among other things, that they have entered into a definitive agreement pursuant to which an affiliate of BMCA will amend its existing offer to acquire all of the outstanding common stock of ElkCorp for $43.50 per share in cash. The definitive agreement with affiliates of BMCA follows ElkCorp’s termination of its previous merger agreement with affiliates of The Carlyle Group. The joint press release is filed as Exhibit (a)(8) hereto and is incorporated by reference herein.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(8)	Joint press release issued by ElkCorp and Building Materials Corporation of America, dated February 9, 2007 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange
Commission on February 9, 2007)

SIGNATURE

After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

ELKCORP

By: /s/ Thomas D. Karol
Name: Thomas D. Karol
Title: Chairman of the Board and
Chief Executive Officer

Dated: February 9, 2007

INDEX OF EXHIBITS

Exhibit No.	Description

(a)(8)	Joint press release issued by ElkCorp and Building Materials Corporation of America, dated February 9, 2007
(incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the
Securities and Exchange Commission on February 9, 2007)